UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	12	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,855,923

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,855,923

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,865,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	12	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,762,307

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,762,307

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,762,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	12	Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 14 to Schedule 13D to update the information previously contained in Item 5 with respect to the holdings of certain of the reporting persons with respect to shares of the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. (the “Company”) (the “Class A Common Stock”).
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.

Item 3. Source and Amount of Funds or other Consideration
     Item 3 is hereby amended and supplemented as follows:
     From August 2, 2008 through November 14, 2008, the Lewis W. Dickey, Sr. Revocable Trust (the “Trust”), of which Lew Dickey, Sr. is trustee, purchased an aggregate of 432,047 shares of Class A Common Stock for an aggregate purchase price of $1,023,374. Trust funds held by the Trust were the sole source of funds used to acquire the aforementioned shares of Class A Common Stock.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (c) are hereby amended and restated to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 36,032,902 and the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871 (which represents the shares of Class A Common

Stock and Class C Common Stock outstanding as of October 31, 2008, as represented on the front cover to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 4,865,923 shares of Class A Common Stock as follows:
•	2,331,052 shares of Class A Common Stock directly owned;

•	options to purchase 1,380,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 500,000 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 4,865,923 shares, or 12.8% of the outstanding shares of Class A Common Stock.
     Lewis W. Dickey, Sr.
     Lew Dickey Sr. is deemed to beneficially own 5,762,307 shares, or 16.0%, of the outstanding shares of Class A Common Stock, as follows:
•	884,000 shares of Class A Common Stock directly owned; and

•	4,878,307 shares of Class A Common Stock directly owned by the Trust, of which he is trustee.

     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As sole manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the reporting persons’ intent described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of

Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 27.6% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Other than as set forth above with respect to Lew Dickey, Jr., none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons beneficially owns any shares of Class A Common Stock other than as set forth herein.
     (c) Except as described below, none of the reporting persons has had any transactions in the Class A Common Stock during the past 60 days. Lew Dickey, Sr. engaged in various open market transactions in the past 60 days, the following details of which are summarized below: (1) the type of transaction effected, (2) the execution date of the transaction, (3) the price per share at which the transactions were effected, and (4) the total amount of shares that were the subject of each such transaction.

Buy/Sell	Executed Date	Price	Quantity
Buy	11/10/2008	$1.1900	421
Buy	11/10/2008	$1.2000	2912
Buy	11/10/2008	$1.2075	50
Buy	11/10/2008	$1.2100	550
Buy	11/10/2008	$1.2200	1400
Buy	11/10/2008	$1.2300	1915
Buy	11/10/2008	$1.2400	3729

Buy/Sell	Executed Date	Price	Quantity
Buy	11/10/2008	$1.2500	5750
Buy	11/10/2008	$1.2600	1123
Buy	11/10/2008	$1.2700	400
Buy	11/10/2008	$1.2800	500
Buy	11/10/2008	$1.2900	4350
Buy	11/10/2008	$1.2950	150
Buy	11/10/2008	$1.3000	4250
Buy	11/11/2008	$0.9200	271
Buy	11/11/2008	$0.9400	550
Buy	11/11/2008	$0.9600	4186
Buy	11/11/2008	$0.9700	850
Buy	11/11/2008	$0.9800	300
Buy	11/11/2008	$1.0000	450
Buy	11/11/2008	$1.0100	571
Buy	11/11/2008	$1.0300	50
Buy	11/11/2008	$1.0400	1450
Buy	11/11/2008	$1.0600	550
Buy	11/11/2008	$1.0650	100
Buy	11/11/2008	$1.0700	4950
Buy	11/11/2008	$1.0800	1533
Buy	11/11/2008	$1.0900	1713
Buy	11/11/2008	$1.1000	4426
Buy	11/11/2008	$1.1200	1050
Buy	11/11/2008	$1.1300	3550
Buy	11/11/2008	$1.1350	150
Buy	11/11/2008	$1.1400	450
Buy	11/11/2008	$1.1500	350
Buy	11/12/2008	$0.7400	100
Buy	11/12/2008	$0.7426	50
Buy	11/12/2008	$0.7450	150
Buy	11/12/2008	$0.7451	50
Buy	11/12/2008	$0.7499	550
Buy	11/12/2008	$0.7500	8699
Buy	11/12/2008	$0.7501	3601
Buy	11/12/2008	$0.7502	1100
Buy	11/12/2008	$0.7503	250
Buy	11/12/2008	$0.7512	100
Buy	11/12/2008	$0.7515	50
Buy	11/12/2008	$0.7516	100
Buy	11/12/2008	$0.7524	100
Buy	11/12/2008	$0.7531	450

Buy/Sell	Executed Date	Price	Quantity
Buy	11/12/2008	$0.7544	100
Buy	11/12/2008	$0.7548	100
Buy	11/12/2008	$0.7550	50
Buy	11/12/2008	$0.7554	100
Buy	11/12/2008	$0.7560	50
Buy	11/12/2008	$0.7564	150
Buy	11/12/2008	$0.7566	100
Buy	11/12/2008	$0.7580	150
Buy	11/12/2008	$0.7600	550
Buy	11/12/2008	$0.7601	1425
Buy	11/12/2008	$0.7602	1375
Buy	11/12/2008	$0.7603	100
Buy	11/12/2008	$0.7605	200
Buy	11/12/2008	$0.7606	50
Buy	11/12/2008	$0.7611	100
Buy	11/12/2008	$0.7624	100
Buy	11/12/2008	$0.7630	50
Buy	11/12/2008	$0.7806	200
Buy	11/12/2008	$0.7817	50
Buy	11/12/2008	$0.7832	100
Buy	11/12/2008	$0.7840	150
Buy	11/12/2008	$0.8200	450
Buy	11/12/2008	$0.8201	100
Buy	11/12/2008	$0.8202	100
Buy	11/12/2008	$0.8203	100
Buy	11/12/2008	$0.8207	450
Buy	11/12/2008	$0.8212	150
Buy	11/12/2008	$0.8250	100
Buy	11/12/2008	$0.8280	150
Buy	11/12/2008	$0.8303	100
Buy	11/12/2008	$0.8329	150
Buy	11/12/2008	$0.8355	150
Buy	11/12/2008	$0.8450	450
Buy	11/12/2008	$0.8499	300
Buy	11/12/2008	$0.8500	2517
Buy	11/12/2008	$0.8501	50
Buy	11/12/2008	$0.8502	100
Buy	11/12/2008	$0.8504	133
Buy	11/12/2008	$0.8506	150
Buy	11/12/2008	$0.8508	150
Buy	11/12/2008	$0.8509	300
Buy	11/12/2008	$0.8510	150
Buy	11/12/2008	$0.8511	100
Buy	11/12/2008	$0.8512	100
Buy	11/12/2008	$0.8515	100
Buy	11/12/2008	$0.8600	200
Buy	11/12/2008	$0.8825	100
Buy	11/13/2008	$0.7299	100
Buy	11/13/2008	$0.7300	400
Buy	11/13/2008	$0.7350	100

Buy/Sell	Executed Date	Price	Quantity
Buy	11/13/2008	$0.7396	200
Buy	11/13/2008	$0.7397	50
Buy	11/13/2008	$0.7399	50
Buy	11/13/2008	$0.7400	1069
Buy	11/13/2008	$0.7401	42
Buy	11/13/2008	$0.7403	200
Buy	11/13/2008	$0.7425	100
Buy	11/13/2008	$0.7426	450
Buy	11/13/2008	$0.7428	4
Buy	11/13/2008	$0.7444	100
Buy	11/13/2008	$0.7445	50
Buy	11/13/2008	$0.7449	250
Buy	11/13/2008	$0.7450	900
Buy	11/13/2008	$0.7498	500
Buy	11/13/2008	$0.7499	3550
Buy	11/13/2008	$0.7500	15570
Buy	11/13/2008	$0.7525	50
Buy	11/13/2008	$0.7526	50
Buy	11/13/2008	$0.7550	500
Buy	11/13/2008	$0.7575	100
Buy	11/13/2008	$0.7600	215
Buy	11/13/2008	$0.7625	100
Buy	11/13/2008	$0.7632	100
Buy	11/13/2008	$0.7651	100
Buy	11/13/2008	$0.7751	100
Buy	11/13/2008	$0.7851	200
Buy	11/13/2008	$0.7876	100
Buy	11/13/2008	$0.8000	100
Buy	11/13/2008	$0.8025	50
Buy	11/13/2008	$0.8051	100
Buy	11/13/2008	$0.8100	200
Buy	11/13/2008	$0.8200	150
Buy	11/13/2008	$0.8225	200
Buy	11/13/2008	$0.8226	100
Buy	11/13/2008	$0.8250	50
Buy	11/13/2008	$0.8299	100
Buy	11/13/2008	$0.8300	250
Buy	11/13/2008	$0.8350	300
Buy	11/13/2008	$0.8400	150
Buy	11/13/2008	$0.8500	450
Buy	11/14/2008	$0.6300	200
Buy	11/14/2008	$0.6700	150
Buy	11/14/2008	$0.6750	50
Buy	11/14/2008	$0.6800	750
Buy	11/14/2008	$0.6850	100
Buy	11/14/2008	$0.6851	200
Buy	11/14/2008	$0.6899	50
Buy	11/14/2008	$0.6900	1376
Buy	11/14/2008	$0.6926	226
Buy	11/14/2008	$0.6945	150
Buy	11/14/2008	$0.6959	50
Buy	11/14/2008	$0.6983	150
Buy	11/14/2008	$0.6984	100
Buy	11/14/2008	$0.6985	50
Buy	11/14/2008	$0.6989	50
Buy	11/14/2008	$0.6990	200
Buy	11/14/2008	$0.6999	1700
Buy	11/14/2008	$0.7000	20087
Buy	11/14/2008	$0.7026	50
Buy	11/14/2008	$0.7051	450
Buy	11/14/2008	$0.7100	461
Buy	11/14/2008	$0.7101	50
Buy	11/14/2008	$0.7102	250
Buy	11/14/2008	$0.7113	350
Buy	11/14/2008	$0.7126	150
Buy	11/14/2008	$0.7199	100

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2008

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.
Title:	Manager

*By:	/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.
as Attorney-in-Fact